2nd QUARTER 2008



All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

Breakdown of net sales – 1S08

THE MOST DIVESIFIED PRODUCTS PORTFOLIO

By Product


Others
3.4%
Poultry
30.5%
Pork/Beef
8.1%
Elaborated/
Frozen
Products
12.8%
Specialty Meats
19.2%
Other
Processed
4.2%
Dairy Products
7.8%
Milk*
14.0%

* Includes powdered milk

By Market


Exports
43.9%
Domestic
Market
56.1%

Products



Highlights

R$ MILLION

HIGHLIGHTS - R$ MILLION	2Q08	% Net Sales	2Q07	% Net Sales	% Ch.
GROSS SALES	3,251.0	114.8	1,794.0	117.2	81.2
DOMESTIC MARKET	1,992.5	70.3	1,027.8	67.2	93.9
EXPORTS	1,258.5	44.4	766.8	50.1	64.1
NET SALES	2,832.8	100.0	1,529.9	100.0	85.2
GROSS PROFIT	624.5	22.0	411.2	26.9	51.9
EBIT	134.7	4.8	92.1	6.0	46.2
NET INCOME	(881.8)	(31.1)	73.8	4.8	-
ADJUSTED NET INCOME	102.5	3.6	70.8	4.6	44.7
EBITDA	233.2	8.2	166.2	10.9	40.3
EARNINGS PER SHARE*	(4.27)		0.40		-
ADJUSTED EARNINGS PER SHARE*	0.50		0.40		15.0

HIGHLIGHTS - R$ MILLION	1S08	% Net Sales	1S07	% Net Sales	% Ch.
GROSS SALES	1S08	% ROL	1S07	% ROL	VAR. %
DOMESTIC MARKET	6,087.7	115.2	3,579.2	117.2	70.4
EXPORTS	3,735.2	70.5	2,060.1	67.5	81.3
NET SALES	2,352.5	44.5	1,519.2	49.8	55.5
GROSS PROFIT	5,284.5	100.0	3,053.1	100.0	73.4
EBIT	1,151.0	21.8	822.3	26.9	41.2
NET INCOME	225.7	4.3	185.8	6.1	20.8
ADJUSTED NET INCOME	(830.8)	(15.7)	133.5	4.4	-
EBITDA	153.5	2.9	133.5	4.4	14.9
EARNINGS/LOSS PER SHARE*	419.59		334.56		-
ADJUSTED EARNINGS PER SHARE*	0.74		0.81		(7.9)

* Consolidated earnings per share (in Reais), excluding treasury shares

EBITDA

R$ MILLION

2Q08



59
179
197
46
166
233
6.6%
14.6%
14.9%
3.7%
10.9%
8.2%
2Q03
2Q04
2Q05
2Q06
2Q07
2Q08
EBITDA
EBITDA Margin

1S08



132
335
430
5.4%
14.1%
14.1%
5.8%
11.0%
7.9%
1S03
1S04
1S05
1S06
1S07
1S08
EBITDA
EBITDA Margin

Shareholders' Composition

DIFUSE CONTROL – EQUAL RIGHTS



4.9%
14.1%
12.0%
4.0%
1.7%
3.7%
1.3%
7.3%
20.5%
0.2%
30.3%
Previ-BB
Petros
Sistel
Sabiá FIM Previd
Valia
Real Grandeza
BIRD Fund
Domestic Investors
Treasury Shares
Foreign Investors
ADR's (NYSE)

Base: 06.30.08
Number of Common Shares: 206,958,103
Capital Stock: R$ 34 billion

01



MARKET PERFORMANCE

World Poultry (1) Panorama

THOUSAND TONS – "READY TO COOK" EQUIVALENT


PRODUCERS
BRAZIL
EU-27
MEXICO
OTHERS
5.9%
EXPORTERS
BRAZIL
USA
EU-27
CHINA
THAILAND
OTHERS
10.0%
CONSUMERS
USA
CHINA
EU-27
BRAZIL
MEXICO
OTHERS
4.2%
IMPORTERS
RUSSIA
EU-27
JAPAN
MEXICO
SAUDI ARABIA
OTHERS

2008 – Estimated
2007 – Preliminary data

Source: USDA - Apr/08
(1) Chicken, special poultry and turkey

World Pork Panorama

THOUSAND TONS – EQUIVALENT CARCASS


PRODUCERS
4.0%
EXPORTERS
CANADA
5.5%
CONSUMERS
3.5%
IMPORTERS
SOUTH KOREA
HONG KONG

2008 – Estimated
2007 – Preliminary data

Source: USDA - Apr/08


World Beef Panorama
THOUSAND TONS – EQUIVALENT CARCASS
PRODUCERS
2.5%
EXPORTERS
0.5%
CONSUMERS
3.1%
IMPORTERS
2008 – Estimated
2007 – Preliminary data
Source: USDA - April/08
40


World Milk Panorama
THOUSAND TONS
PRODUCERS – FLUID MILK
8.0%
EXPORTERS – POWDERED MILK
BRAZIL – 10º
40 THOUSAND TONS (2008)
CONSUMERS – FLUID MILK
8.0%
IMPORTERS – POWDERED MILK
* Under revision
41


Brazilian Exports
THOUSAND TONS
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,013
6,365
770
3,395
2,200
14%
41%
29%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008*
Beef
Poultry
Pork
8%
30%
Aggregate Brazilian Market Share
Brazilian Market Share
*Estimated
Source: USDA - April/08
42

Brazilian Exports

	CHICKEN		
	JAN - JUN 2008	JAN - JUN 2007	CHG.
THOUSAND TONS	[illegible]	[illegible]	[illegible]
US$ MILLION	[illegible]	[illegible]	[illegible]


CHICKEN
Middle East
Asia
EU/27
Russia
Africa
Others


PORK

	PORK		
	JAN - JUN 2008	JAN - JUN 2007	CHG.
THOUSAND TONS	[illegible]	[illegible]	[illegible]
US$ MILLION	[illegible]	[illegible]	[illegible]

	BEEF		
	JAN - JUN 2008	JAN - JUN 2007	CHG.
THOUSAND TONS	[illegible]	[illegible]	[illegible]
US$ MILLION	[illegible]	[illegible]	[illegible]


BEEF
Russia
EU/27
Egypt
Hong Kong
Others

Jan-Jun 2008
Jan-Jun 2007

Sources: ABEF, ABIPECS, ABIEC (Jun/08)

World Meat Trade


POULTRY
PORK
BEEF
CAGR = 5.9%
CAGR = 3.4%
CAGR = 6.4%
(millions tons)
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008 *

* Estimated

Source: USDA - Apr/08

World meat per capita consumption

KG / YEAR

2007*	Beef	Pork	Chicken	Total
Hong Kong	15.3	65.3	38.5	119.1
USA	43.2	28.9	45.0	117.1
Argentina	65.3	-	29.4	94.7
Canada	33.8	26.5	29.8	90.1
Brazil	37.6	12.0	37.3	86.8
European Union	18.0	43.6	16.4	78.0
Taiwan	4.5	40.8	29.5	74.8
Mexico	23.3	14.5	28.5	66.3
United Emirates	-	-	66.2	66.2
Australia	35.7	20.6	-	56.3
China	5.9	40.8	8.0	54.7
Russia	16.3	19.9	17.4	53.6
South Korea	10.2	29.6	13.3	53.1
Japan	9.5	19.7	15.0	44.2
Kuwait	-	-	41.9	41.9
Uruguay	40.6	-	-	40.6
South Africa	15.6	-	24.4	40.0
Malasia	-	-	38.0	38.0
Saudi Arabia	-	-	36.9	36.9
New Zealand	30.4	-	-	30.4
Vietnan	-	21.5	-	21.5
Thailand	-	-	13.2	13.2

*2007 - Estimated

Source: USDA - Apr/07

Dairy products consumption in Brazil


MILK PRODUCTION
CAGR: 3.4%
2000
2001
2002
2003
2004
2005
2006
2007 *
2008 **


PER CAPITA CONSUMPTION
2000
2001
2002
2003
2004
2005
2006
2007 *
2008 **

* Estimated
** Preliminary forecast

Source: IBGE / USDA - Nov07

Average milk prices paid to producers


0.80
0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
0.7633
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2005
2006
2007
2008

Average	RS	PR	SC	MG	PE *	SP	BR
1907	0.5166	0.5117	0.4817	0.5594	0.4859	0.5702	0.5438
1908	0.6628	0.6689	0.6535	0.7491	0.5917	0.7307	0.7305
Var.(%)	28.3	30.7	35.7	33.9	21.8	28.2	34.4

Source: CEPEA / * Scot Consultoria

World consumption of dairy products

CONSUMPTION IN SELECTED COUNTRIES

MILK

(kg/per capita/ year)		2007
1.º	Ukraine	133.1
2.º	Australia	99.2
3.º	USA	91.1
4.º	New Zealand	89.3
5.º	Russia	84.8
6.º	Canada	83.5
7.º	European Union	74.3
8.º	**Brazil**	**70.9**

CHEESE

(kg/per capita/ year)		2007
1.º	USA	15.0
2.º	European Union	13.6
3.º	Canada	11.0
4.º	Argentina	10.9
5.º	Australia	10.7
6.º	New Zealand	6.9
7.º	Egypt	5.3
10.º	**Brazil**	**3.6**

POWDERED MILK

(kg/per capita/ year)		2007
1.º	Algeria	7.0
2.º	Australia	3.5
3.º	**Brazil**	**3.3**
4.º	Mexico	3.1
5.º	Argentina	3.1
6.º	European Union	2.8
7.º	Taiwan	2.1
8.º	Russia	1.9

- Dairy products are sensitive to income variation
- Brazilian consumers are in the inferior band of income

- Demand increase opportunity with the increase of income

Source: Rabobank / Embrapa / USDA - 2007

Supply milk index *versus* Milk prices


R$ / liter
ICAP-L (Basis 100 = June 04)
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
R$ / liter
ICAP-L
May-07

Source: CEPEA – Supply milk index (ICAP-L)

Margarines in Brazil


PRODUCTION
CAGR: 3.4%
2001
2002
2003
2004
2005
2006
2007 *


PER CAPITA CONSUMPTION
1.53
1.61
1.66
1.57
1.64
1.79
1.72
2001
2002
2003
2004
2005
2006
2007 *

* Estimated
Source: Nielsen / LCA Consultores

* Estimated
Source: Nielsen / IBGE

World commodities prices

(2006 = 100)


CORN AND SOYBEAN
US$/ BUSHEL - CBOT
328
259
167
155
146
Corn
Soy
Chicken
Pork
Beef

Source: CBOT ; SECEX; Bloomberg
Chicken/ Pork/ Beef – US$/Ton - Secex

Brazil commodities prices

(2006 = 100)


CORN AND SOYBEAN
US$/ BAG – BRAZIL
350
325
300
275
250
225
200
175
150
125
100
75
253
236
167
155
146
Corn
Soy
Chicken
Pork
Beef

Source: FNP Institute (PR basis in US$/bag) / SECEX

Grain supply and demand balance

BRAZIL

Brazil (Feb/Jan)	CORN			
(millions of tons)	05/06	06/07(1)	07/08(2)	*ch.(%)*
Beginning Stocks	3.14	5.57	6.60	*18.5*
Production	42.51	51.37	57.49	*11.9*
Crop	31.81	36.60	39.87	*8.9*
2nd Crop	10.71	14.77	17.62	*19.3*
Imports	0.96	1.10	0.60	*(45.2)*
Consumption	37.10	40.50	44.00	*8.6*
Exports	3.94	10.93	11.55	*5.7*
Ending Stocks	5.57	6.60	9.13	*38.4*

Brazil (Feb/Jan)	SOYBEAN			
(millions of tons)	05/06	06/07(1)	07/08(2)	*ch.(%)*
Beginning Stocks	2.73	2.47	3.68	*48.6*
Production	55.03	58.39	59.84	*2.5*
Imports	0.05	0.10	0.10	*2.1*
Consumption	30.38	33.55	35.05	*4.5*
Exports	24.96	23.73	25.75	*8.5*
Ending Stocks	2.47	3.68	2.82	*(23.3)*

(1), (2) Estimated

Source: Conab (Supply and Storage Entity of Brazil's Ministry of Agriculture) – July/08

Wholesale price evolution

SOYBEAN

PONTA GROSSA - PR


Ch. 15/08/15/07 = 47.8%
50.62

CORN

CASCAVEL - PR


Ch. 15/08/15/07 = 59.4%
23.81

Source: FNP Institute

Grain supply and demand balance

USA

USA (Sep/Aug) (millions of tons)	CORN			
	06/07	07/08(1)	08/09(2)	ch.(%)
Beginning Stocks	50.0	33.1	40.6	22.5
Production	267.6	332.1	297.6	(10.4)
Imports	0.3	0.4	0.4	0.0
Consumption	230.8	262.8	267.0	1.6
Ethanol	*53.8*	*74.9*	*100.9*	*33.9*
Feed	*142.2*	*153.7*	*132.1*	*(14.0)*
Others	*34.8*	*34.2*	*34.2*	*(0.0)*
Exports	54.0	62.2	50.8	(18.4)
Ending Stocks	33.1	40.6	21.2	(47.9)

USA (Sep/Aug) (millions of tons)	SOYBEAN			
	06/07	07/08(1)	08/09(2)	ch.(%)
Beginning Stocks	12.2	15.6	3.4	(78.2)
Production	86.8	70.4	81.6	16.1
Imports	0.2	0.3	0.3	0.0
Consumption	53.2	51.7	54.3	5.1
Crushings	*49.2*	*50.1*	*49.8*	*(0.5)*
Seed	*2.1*	*2.6*	*2.4*	*(4.3)*
*Others **	*1.9*	*(1.0)*	*2.1*	-
Exports	30.4	31.2	27.2	(12.7)
Ending Stocks	15.6	3.4	3.8	12.0

(1) Preliminary forecast
(2) Estimated
* Under revision

Source: USDA – July/08

Historical prices – CBOT (US$ / Bushel)

SOYBEAN


US$ / bushel
15,04

CORN


US$ / bushel
6,99

Source: Bloomberg

Brazilian real income *versus* Processed food

(97 = 100)


100
112
121
122
120
146
142
155
171
194
219
242
100
100
94
93
90
86
77
76
77
80
83
85
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008*
Processed Food
Real Income

* Estimated
Source: IBGE



02
MARKET SHARE



Specialty meats
(%)
2000
2001
2002
2003
2004
2005
2006
2007
YTD 2008
May-Jun
Perdigão
Sadia
Aurora
Seara
CHANGE
ANNUAL AVERAGE GROWTH
YTD 2008
Salami
Others
Ham
Sausage
Bologna Sausage
Frankfurter
21.9%
MARKET SALES 2007:
R$ 12.6 BILLION
CH. 07/06:
10%



Frozen meats
(%)
2000
2001
2002
2003
2004
2005
2006
2007
YTD 2008
Apr-May 08
Perdigão
Sadia
Da Granja
Seara
CHANGE
ANNUAL AVERAGE GROWTH
YTD 2008
Others
Steaks
Hamburgers
Cuts
Nuggets
Kibes
Meatballs
MARKET SALES 2007:
R$ 2.2 BILLION
CH. 07/06:
10%

Pastas

(%)



62.3
58.3
55.1
57.4
53.4
53.3
53.1
49.3
50.7
48.1
31.9
32.3
37.9
34.8
38.0
38.1
39.3
41.0
38.9
40.8
2000
2001
2002
2003
2004
2005
2006
2007
YTD 2008
Apr-May 08
Perdigão
Sadia

MARKET SALES 2007:	CH. 07/06:
R$ 397 MILLION	23%

CHANGE	
YTD 2008/2007	24.4%
2007/2006	13.3%
ANNUAL AVERAGE GROWTH	
2007/1998	24.5%

In volumes
Source: ACNielsen
YTD: Dec 07 – May 08

Pizzas

(%)



37.5
37.5
30.9
30.2
34.1
29.2
29.6
31.3
34.2
34.4
10.3
14.9
23.4
28.5
30.6
32.2
36.5
36.4
35.5
34.9
2000
2001
2002
2003
2004
2005
2006
2007
Ac. 2008
Mar-Apr 08
Perdigão
Sadia

MARKET SALES 2007:	CH. 07/06:
R$ 381 MILLION	17%

CHANGE	
YTD 2008/2007	8.8%
2007/2006	14.7%
ANNUAL AVERAGE GROWTH	
2007/2000	14.1%

In volumes
Source: ACNielsen
YTD: Mar 08 – Apr 08

Dairy Products

(%)



20.4
2004
2005
2006
2007
YTD 2008
Apr-May 2008
Perdigão*
Danone
Nestlé

CHANGE	
YTD 2008/2007	(2.1%)
2007/2006	1.0%
ANNUAL AVERAGE GROWTH	
2007/2005	7.1%

YTD 2008



Fermented Milk 7.4%
Desserts
Yogurts

MARKET SALES 2007:	CH. 07/06:
R$ 3.4 BILLION	9%

* Includes Batavo and Elegê (since 2006)

In volumes
Source: ACNielsen
YTD: Dec 07 – May 08

Margarines

(%)

YTD 2008



Perdigão / Unilever 17.3%
Sadia 43.6%
Bunge 28.7%
Others 10.4%

ANNUAL AVERAGE GROWTH	
YTD: 2008/2007	(2.5%)

MARKET SALES 2007: R$ 1.6 BILLION

CH. 07/06: 1%

In volumes
Source: ACNielsen
YTD: Dec 07 – May 08

03



PERDIGÃO'S PERFORMANCE

Investments

2Q 2008 — R$ 225.5 MILLION



Bom Conselho 7.2%
Productivity and Optimization 30.6%
New Projects 40.2%
Acquisitions 22.0%

1S 2008 — R$ 2,094.1 MILLION



Productivity and Optimization 6.3%
Bom Conselho 0.8%
New Projects 6.4%
Acquisitions 4.0%
Eleva 81.9%

Sales – 2Q08

DOMESTIC MARKET	THOUSAND TONS			R$ MILLION		
	2Q08	2Q07	% CH	2Q08	2Q07	% CH
MEATS	197.6	152.3	29.7	988.3	703.1	40.6
IN NATURA	41.4	15.0	175.7	166.5	67.8	145.6
POULTRY	29.9	12.3	142.8	112.8	55.5	103.4
PORK/BEEF	11.5	2.7	327.2	53.7	12.3	336.6
ELABORATED/PROCESSED (MEATS)	156.2	136.5	14.5	821.8	635.4	29.3
DAIRY PRODUCTS	296.3	67.5	338.9	755.9	199.6	278.7
MILK	236.7	32.9	619.5	481.8	62.0	676.8
DAIRY PRODUCTS/ JUICE/ OTHERS	59.6	34.6	72.2	274.1	137.6	99.3
OTHER PROCESSED	26.5	9.3	185.9	154.1	68.6	124.6
SOYBEAN PRODUCTS/ OTHERS	57.6	43.4	32.6	114.2	56.4	102.4
TOTAL	578.1	271.7	112.7	1,992.5	1,027.8	93.9
PROCESSED	242.4	180.4	34.4	1,230.0	841.6	46.2
% TOTAL SALES	41.9	66.4		61.7	81.9	

EXPORTS	THOUSAND TONS			R$ MILLION		
	2Q08	2Q07	% CH	2Q08	2Q07	% CH
MEATS	291.9	200.0	46.4	1,236.0	765.0	61.6
IN NATURA	243.0	163.2	48.9	958.3	569.5	68.3
POULTRY	206.2	137.2	50.3	761.3	453.4	67.9
PORK/BEEF	36.7	26.0	41.1	197.0	116.1	69.7
ELABORATED/PROCESSED (MEATS)	48.9	37.5	30.3	279.7	195.5	43.1
DAIRY PRODUCTS	2.6	-	-	19.0	-	-
MILK	1.7	-	-	12.4	-	-
DAIRY PRODUCTS/ JUICE/ OTHERS	1.0	-	-	6.7	-	-
OTHER PROCESSED	0.4	0.4	0.6	1.6	1.8	(12.4)
TOTAL	294.9	201.2	46.6	1,258.6	766.8	64.1
PROCESSED	50.3	37.9	32.6	287.9	197.2	46.0
% TOTAL SALES	17.0	18.9		22.9	25.7	

Sales – 2Q08

TOTAL SALES	THOUSAND TONS			R$ MILLION		
	2Q08	2Q07	% CH	2Q08	2Q07	% CH
MEATS	489.5	352.3	39.0	2,286.3	1,468.1	50.3
IN NATURA	284.3	178.3	59.5	1,124.8	637.3	76.5
POULTRY	236.1	149.5	57.9	874.1	508.9	71.8
PORK/BEEF	48.2	28.7	67.9	250.7	128.4	95.2
ELABORATED/PROCESSED (MEATS)	205.2	174.0	17.9	1,061.5	830.8	30.2
DAIRY PRODUCTS	299.0	67.5	342.9	774.9	199.6	288.3
MILK	238.4	32.9	624.7	494.2	62.0	696.7
DAIRY PRODUCTS/ JUICE/ OTHERS	60.6	34.6	75.0	280.7	137.6	104.1
OTHER PROCESSED	26.9	9.7	178.1	155.7	70.4	121.1
SOYBEAN PRODUCTS/ OTHERS	57.6	43.4	32.6	114.2	56.4	102.4
TOTAL	873.0	472.9	84.6	3,251.0	1,794.5	81.2
PROCESSED	292.7	218.3	34.1	1,517.9	1,038.8	46.1
% TOTAL SALES	33.5	46.2		46.7	57.9	

Sales – 1S08

DOMESTIC MARKET	THOUSAND TONS			R$ MILLION		
	1S08	1S07	% CH	1S08	1S07	% CH
MEATS	393.8	301.0	30.8	1,876.7	1,398.7	34.1
IN NATURA	82.9	30.3	173.9	321.4	130.0	147.5
POULTRY	61.8	24.4	153.4	226.8	105.0	112.4
PORK/BEEF	21.1	5.9	258.8	94.7	25.0	282.0
ELABORATED/PROCESSED (MEATS)	310.9	270.7	14.8	1,555.4	1,268.6	22.9
DAIRY PRODUCTS	522.3	143.7	263.5	1,353.6	411.0	229.4
MILK	403.3	66.8	503.8	820.8	119.7	585.5
DAIRY PRODUCTS/ JUICE/ OTHERS	119.0	76.9	54.7	532.8	291.2	82.9
OTHER PROCESSED	51.9	18.7	177.8	294.6	138.5	112.5
SOYBEAN PRODUCTS/ OTHERS	109.0	85.2	28.0	210.7	111.1	89.7
TOTAL	1,077.1	548.6	96.3	3,735.1	2,060.1	81.3
PROCESSED	481.8	366.3	31.5	2,302.1	1,656.5	40.4
% TOTAL SALES	44.7	66.8		61.6	80.5	

EXPORTS	THOUSAND TONS			R$ MILLION		
	1S08	1S07	% CH	1S08	1S07	% CH
MEATS	554.8	399.9	38.7	2,310.5	1,516.0	52.4
IN NATURA	461.5	326.0	41.5	1,772.6	1,139.6	55.5
POULTRY	393.3	269.1	46.2	1,421.9	880.1	61.0
PORK/BEEF	68.3	56.9	20.2	350.7	258.5	35.7
ELABORATED/PROCESSED (MEATS)	93.0	74.0	25.7	537.9	376.4	42.9
DAIRY PRODUCTS	6.6	-	-	49.4	-	-
MILK	4.5	-	-	35.1	-	-
DAIRY PRODUCTS/ JUICE/ OTHERS	2.0	-	-	14.3	-	-
OTHER PROCESSED	0.7	0.7	7.1	2.7	3.1	(12.9)
TOTAL	562.0	400.6	40.3	2,362.6	1,519.2	55.5
PROCESSED	95.7	74.6	28.3	554.6	379.6	46.2
% TOTAL SALES	17.0	18.6		23.5	25.0	

Sales – 1S08

TOTAL SALES	THOUSAND TONS			R$ MILLION		
	1S08	1S07	% CH	1S08	1S07	% CH
MEATS	948.5	701.0	35.3	4,187.3	2,915.7	43.6
IN NATURA	544.6	356.2	52.9	2,094.0	1,272.6	64.5
POULTRY	455.1	293.5	55.1	1,649.1	990.1	66.6
PORK/BEEF	89.5	62.7	42.8	444.9	282.5	57.5
ELABORATED/PROCESSED (MEATS)	403.9	344.7	17.2	2,093.3	1,643.1	27.4
DAIRY PRODUCTS	529.0	143.7	268.1	1,403.0	411.0	241.4
MILK	407.9	66.8	510.7	855.9	119.7	614.9
DAIRY PRODUCTS/ JUICE/ OTHERS	121.0	76.9	57.4	547.0	291.2	87.8
OTHER PROCESSED	52.6	19.3	172.0	286.7	141.5	102.7
SOYBEAN PRODUCTS/ OTHERS	108.0	86.2	26.0	210.7	111.1	89.7
TOTAL	1,638.0	949.2	72.7	6,087.7	3,579.2	70.4
PROCESSED	577.5	441.0	31.0	2,937.0	2,075.8	41.5
% TOTAL SALES	35.2	46.5		48.2	58.0	

Breakdown of net sales

(%)


3.7
2.9
1.5
0.7
22.6
31.6
4.1
3.2
3.4
3.2
20.9
9.3
0.9
0.0
26.6
28.8
6.6
8.4
9.5
11.9
0.1
0.1
Poultry - DS
Pork/Beef - DS
Processed Meats - DS
Other Processed - DS
Others - DS
Dairy Products - DS
Dairy Products - E
Poultry - E
Pork/Beef - E
Processed Meats - E
Other Processed - E

DS - Domestic Sales
E - Exports

Distribution Channel (*)

(%)

1S08


Institutional
8%
Wholesale
20%
Small Stores
9%
Supermarket
63%

1S07


Institutional
7%
Wholesale
19%
Small Stores
10%
Supermarket
64%

(*) Data not including Eleva

Exports by region

% OF NET SALES

1S08


Other Countries 13.4%
Middle East 26.5%
Eurasia 13.3%
Europe 24.2%
Far East 22.6%

1S07


Other Countries 6.1%
Middle East 23.1%
Eurasia 15.3%
Far East 24.9%
Europe 30.6%

Debt

R$ MILLION

DEBT R$ Million	ON 06/30/08 CURRENT	NONCURRENT	TOTAL	ON 06/30/07 TOTAL	% CH.
LOCAL CURRENCY	390.2	504.5	894.7	554.7	61.3
FOREING CURRENCY	996.0	1,615.4	2,611.3	1,161.0	124.9
GROSS DEBT	1,386.1	2,119.9	3,506.0	1,715.7	104.3
CASH INVESTMENTS					
LOCAL CURRENCY	511.1	0.2	511.3	713.9	(28.4)
FOREING CURRENCY	376.0	25.2	401.2	217.4	84.5
TOTAL CASH INVESTMENTS	887.1	25.3	912.4	931.2	(2.0)
NET ACCOUNTING DEBT	499.0	2,094.5	2,593.6	784.5	230.6
EXCHANGE RATE EXPOSURE - US$ MILLION			(584.4)	(268.0)	117.4

Cash flow

R$ MILLION

	1S08	1S07
CASH FLOW FROM OPERATING ACTIVITIES		
NET INCOME	(830,8)	133,5
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDE BY	1.158,3	97,2
	327,5	230,8
VARIATION		
TRADE ACCOUNTS PAYABLE, NET	(166,0)	73,2
INVENTORIES	(274,2)	(83,1)
TRADE ACCOUNTS PAYABLE	39,0	(62,2)
OTHER ASSETS AND LIABILITIES	(229,8)	25,0
	(303,5)	183,6
CASH FLOW FROM INVESTMENTS ACTIVITIES		
CASH INVESTMENTS	430,5	238,4
INVESTMENTS IN FIXED ASSETS	(1.251,7)	(344,5)
BUSINESS ACQUISITION	8,1	(5,5)
	(813,1)	(111,7)
CASH FLOW FROM FINANCIAL ACTIVITIES		
LOANS, FINANCING AND DEBENTURES	591,4	(97,9)
CAPITAL INCREASE	33,5	0,0
CAPITAL DISTRIBUTION	(62,7)	(38,1)
	562,2	(135,9)
NET INCREASE (DECREASE) IN CASH	(554,4)	(64,0)

Consolidated financial statements – 2Q08

R$ MILLION

	2Q08	% NET SALES	2Q07	% NET SALES	CH. %
GROSS SALES	3,251.0	114.8	1,794.5	117.2	81.2
DOMESTIC MARKET	1,962.5	70.3	1,037.0	67.2	92.9
EXPORTS	1,288.6	44.4	756.8	50.1	64.1
SALES DEDUCTION	(468.2)	(14.8)	(264.6)	(17.2)	59.1
NET SALES	2,833.8	100.0	1,529.9	100.0	85.2
COST OF SALES	(2,208.2)	(78.0)	(1,118.2)	(73.1)	97.4
GROSS PROFIT	624.6	22.0	411.7	26.9	51.9
OPERATING EXPENSES	(489.9)	(17.3)	(318.1)	(20.8)	53.5
COMMERCIAL	(453.6)	(16.0)	(296.5)	(19.4)	53.0
ADMINISTRATIVE	(36.3)	(1.3)	(22.6)	(1.5)	60.7
INCOME BEFORE FINANCIAL RESULTS (EBIT)	134.7	4.8	93.1	6.1	45.2
FINANCIAL EXPENSES, NET	32.0	1.1	5.6	0.4	487.7
FINANCIAL EXPENSES	11.3	0.4	15.1	1.0	(25.2)
FINANCIAL REVENUE	20.8	0.7	(9.4)	(0.6)	-
OTHER OPERATING RESULTS	(1,501.7)	(53.0)	2.3	0.1	-
INCOME AFTER FINANCIAL EXPENSES AND OTHERS	(1,335.0)	(47.1)	100.6	6.5	-
NONOPERATING EXPENSES	(9.8)	(0.3)	(3.2)	(0.2)	208.1
INCOME TAX AND SOCIAL CONTRIBUTION	466.2	16.5	(22.8)	(1.5)	-
EMPLOYEES/ MANAGEMENT PROFIT SHARING	(3.2)	(0.1)	(4.6)	(0.3)	(27.4)
MINORITY INTEREST	(0.1)	(0.0)	0.7	0.0	-
NET INCOME	(881.8)	(31.1)	70.8	4.6	-
EBITDA	233.3	8.2	166.3	10.9	40.3
GOODWILL ADJUSTMENT	984.3		0.0		
ADJUSTED NET INCOME	102.5	3.6	70.8	4.6	44.7

Consolidated financial statements – 1S08

R$ MILLION

	1S08	% NET SALES	1S07	% NET SALES	CH. %
GROSS SALES	6,097.7	115.2	3,579.3	117.2	70.4
DOMESTIC MARKET	3,735.2	70.5	2,061.1	67.5	81.3
EXPORTS	2,362.6	44.6	1,518.2	49.7	55.6
SALES DEDUCTION	(803.2)	(15.2)	(526.2)	(17.2)	52.7
NET SALES	5,294.5	100.0	3,053.1	100.0	73.4
COST OF SALES	(4,133.0)	(78.1)	(2,229.8)	(73.0)	85.3
GROSS PROFIT	1,161.6	21.9	823.3	26.9	41.1
OPERATING EXPENSES	(935.3)	(17.7)	(635.5)	(20.8)	47.2
COMMERCIAL	(854.7)	(16.1)	(592.6)	(19.4)	44.2
ADMINISTRATIVE	(80.7)	(1.5)	(42.9)	(1.4)	88.1
INCOME BEFORE FINANCIAL RESULTS (EBIT)	226.3	4.3	186.8	6.1	20.8
FINANCIAL EXPENSES, NET	(2.5)	(0.0)	(15.2)	(0.5)	(83.6)
FINANCIAL EXPENSES	(119.9)	(2.3)	(14.0)	(0.5)	754.6
FINANCIAL REVENUE	117.4	2.2	(1.2)	(0.0)	-
OTHER OPERATING RESULTS	(1,514.1)	(28.6)	4.7	0.2	-
INCOME AFTER FINANCIAL EXPENSES AND OTHERS	(1,290.3)	(24.4)	176.3	5.8	-
NONOPERATING EXPENSES	(13.3)	(0.3)	(6.1)	(0.2)	119.2
INCOME TAX AND SOCIAL CONTRIBUTION	481.3	9.1	(37.2)	(1.2)	-
EMPLOYEES/ MANAGEMENT PROFIT SHARING	(7.6)	(0.1)	(8.4)	(0.3)	(9.8)
MINORITY INTEREST	(0.2)	(0.0)	(1.0)	(0.0)	(78.5)
NET INCOME	(830.0)	(15.7)	133.5	4.4	-
EBITDA	419.6	7.9	334.6	11.0	25.4
GOODWILL ADJUSTMENT	984.3		0.0		
ADJUSTED NET INCOME	153.5	2.9	133.5	4.4	14.9

Added value distribution

R$ MILLION

	1S08	1S07
Human Resources	621,8	457,0
Taxes	184,4	491,2
Interest	152,1	17,9
Retention	(907,2)	96,0
Dividends	76,4	37,5
Minority Interest	0,2	1,0
Total	127,7	1.100,6

Social balance

Main Indicarors	06.30.2008	06.30.2007	% Ch.
NUMBER OF EMPLOYEES	57,693	41,312	39.7
NET SALES PER EMPLOYEE/YEAR - R$ thousands	183.5	147.8	24.2
PRODUCTIVITY PER EMPLOYEE (tons/year)	57.7	43.4	32.9

Shares performance

PRGA 3	2Q08	2Q07	1S08	1S07
SHARE PRICE - R$ *	43.21	36.50	43.21	36.50
TRADED SHARES (VOLUME)	56.3 million	51.4 million	108.9 million	99.7 million
PERFORMANCE	7.5%	32.2%	(2.4%)	22.0%
BOVESPA INDEX	6.6%	18.7%	1.8%	22.3%
IGC (BRAZIL CORP. GOV. INDEX)	4.1%	19.0%	(6.4%)	22.7%
ISE (CORP. SUSTAINABILITY INDEX)	12.8%	18.0%	1.0%	15.9%

PDA	2Q08	2Q07	1S08	1S07
SHARE PRICE - US$ *	54.50	38.22	54.50	38.22
TRADED ADRS (VOLUME)	11.6 million	5.2 million	18.9 million	9.0 million
PERFORMANCE	19.7%	43.9%	10.7%	38.6%
DOW JONES INDEX	(7.4%)	8.5%	(14.4%)	7.6%

* Closing Price

Shareholders' value

R$ MILLION


10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
Market Value
Book Value

Monthly traded volume

Average 2nd Quarter 2008: US$ 35.8 millions/daily - 120% Higher
Average 1st Semester 2008: US$ 31.2 millions/daily - 142% Higher



Volume (US$ million)
Price (US$)
PRGA3
PDA
Price PRGA3 (US$)

Shares Performance

BASE 100 – JUN/03 - 5 YEARS SERIES



PRGA
1,085
IBOV
501
PRGA
IBOV

ADR performance

BASIS 100 – JUN/03 - 5 YEARS SERIES



PDA 1,903
Dow Jones 126
PDA
Dow Jones

Outlook

OUTLOOK	PRO FORMA CONSOLIDATED (1)	PERDIGÃO COMPANIES GROWTH (2)
	2008	2008
TOTAL VOLUMES: *Meat and other processed products (frozen and chilled products)*	13%	39%
DOMESTIC MARKET	15%	40%
EXPORTS	10%	39%
DAIRY PRODUCTS	40%	340%
INVESTMENTS	R$ 0.9 billion	
BREEDING STOCKS INVESTMENTS	R$ 140 million	

(1) Growth forecast for 2008, considering the pro-forma consolidated figures for Perdigão, Eleva and Plusfood in 2007.
(2) Considering the consolidated growth of Perdigão in 2008 compared to 2007.

Launches – 2T08



Ibovespa
ISE Índice de Sustentabilidade Empresarial
PRGA3 NOVO MERCADO BOVESPA BRASIL
PDA LISTED NYSE

PERDIGÃO
batavo
PERDIGÃO Tem do coração do Brasil
Plusfood
Elegê

abrasca
IBRI 10 ANOS
APIMEC-SP